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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
~~8-[illegible]~~ 8-49828

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2005 WASH, D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Futures Investment Company

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5914 N. 300 West PO Box C
(No. and Street)

Fremont	Indiana	46737
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Friedman — 312-606-3209
(Area Code -- Telephone No.)

PROCESSED MAR 23 2005 E THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

AW 3-23-2005

3/30

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Filed pursuant to Rule 17a-5(e)(3) of the Securities and Exchange Commission

OATH OR AFFIRMATION

I, Michael Pacult, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Futures Investment Company, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael Pacult
Signature

President
Title

Subscribed and sworn to before me
this 25th Day of February 2005
in Chicago, County of Cook, State of Illinios
Tomi L. Samuels
Notary Public

"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Financial Statements
December 31, 2004

Index

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Futures Investment Company
Fremont, Indiana

We have examined the statement of financial condition of Futures Investment Company (an Illinois Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation 1.10 of the Commodity Exchange Act and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
February 25, 2005

Certified Public Accountants

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	22,376
Marketable securities - (cost - $56,767)		55,312
Accounts receivable Commissions and fees receivable		41,206
Furniture, equipment, and leasehold improvements , at cost, less accumulated depreciation and amortization of $501,071		220,209
Other assets		92
Total assets	$	339,195

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	4,987
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities	$	54,987

Stockholders' equity:

Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)	$	1,000
Retained earnings		283,208
Total stockholders' equity	$	284,208
Total liabilities and stockholders' equity	$	339,195

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Operations
For the Year Ended December 31, 2004

Revenue:		
Commissions and fees	$	587,714
Interest and dividends		1,957
Realized (loss) on investments		(1,628)
Change in unrealized (loss) on investments		(1,455)
Total revenue	$	586,588
Expenses:		
Compensation and related benefits	$	202,857
Stationery and office supplies		89,831
Professional fees		64,995
Communications		13,765
Occupancy		110,315
Depreciation and amortization		46,544
Other		82,082
Total expenses	$	610,389
Net (loss)	$	(23,801)

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Changes in Stockholders' Equity and
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2004

Statement of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Total
Balance at January 1, 2004	$ 1,000	$ 307,053	$ 308,053
Contributions by stockholders	-	87,390	87,390
Distributions to stockholders	-	(87,434)	(87,434)
Net (loss)	-	(23,801)	(23,801)
Balance at December 31, 2004	$ 1,000	$ 283,208	$ 284,208

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilites
Balance at January 1, 2004	$ 50,000
Balance at December 31, 2004	$ 50,000

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows provided by (applied to) operating activities:				
Net income			$	(23,801)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization	$	46,544		
Change in:				
Unrealized (loss) on securities		1,455		
Commissions and fees receivable		996		
Other assets		(2,843)		
Accounts payable and accrued expenses		(6,142)		
				40,009
Net cash provided by operating activities			$	16,208
Cash flows provided by (applied to) investing activities:				
Purchase of furniture and equipment	$	(39,760)		
Investment in marketable securities		5,089		
Net cash (applied to) investing activities				(34,671)
Cash flows provided by (applied to) financing activities:				
Contribution by stockholders	$	87,390		
Distributions to stockholders		(87,434)		
Net cash (applied to) financing activities				(44)
Net (decrease) in cash			$	(18,507)
Cash at January 1 , 2004				40,883
Cash at December 31, 2004			$	22,376

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(an Illinois Corporation)
Notes to the Financial Statements
For the Year Ended December 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Futures Investment Company (the "Company,") is an Illinois corporation which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the National Association of Securities Dealers ("NASD").

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

Cash Equivalents: Cash includes money market mutual funds.

Marketable Securities: Marketable securities represent investments in mutual funds which are registered investment companies. Securities transactions are recorded on the trade date, as if they had settled. Marketable securities are carried at market or quoted value, which is the closing net asset value reported by the respective manager of the mutual funds. The resulting unrealized gains and losses are recognized in income.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated utilizing principally accelerated methods over the estimated useful lives. Leasehold improvements are depreciated on a straight-line basis over 31 years.

Income Taxes
The Company has elected to be taxed as an "S Corporation." Accordingly, no income taxes are provided by the Company as the taxable income is included in the stockholders' individual income tax return.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represent an amount received from the stockholders under a subordinated loan agreement. The loan bears interest at a rate of 5% per annum and matures July 31, 2006. Interest expense for the year payable to the stockholders pursuant to the subordinated loan agreement was approximately $2,500. The interest expense was waived by the stockholders for 2004.

NOTE 3 - COMMITMENTS

The Company has entered into a lease agreement with a stockholder for office space which expires on May 31, 2005. The commitments for minimum annual rentals for such office space at December 31, 2004, are approximately as follows:

2005	$ 20,000
Total	$ 20,000

The Company is also obligated for additional rentals based upon increases in operating expenses and taxes, as defined in the underlying agreement. Rental expense for the year was approximately $54,800.

NOTE 4 – PENSION PLAN

The Company has adopted a profit sharing plan which provides for employee/owner elected compensation reductions of up to 15% of such compensation, and for discretionary matching contributions, as determined from time to time by the Company, as defined in the underlying Adoption Agreement. For the year ended December 31, 2004, an $11,000 contribution was made to the plan by the Company.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $30,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2004, the Company had adjusted net capital of $93,320, or $63,320 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of the subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earned approximately $180,958 in commission and fee income from transactions involving private investment funds who are related parties. Clerical expense of approximately $83,200 was paid to a stockholder for certain administrative services.

NOTE 7 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2004.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Futures Investment Company **as of December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	284,208	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					284,208	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					50,000	3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	334,208	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	234,143	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities- propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(234,143)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	100,065	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities (mutual fund)		6,745	3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		(6,745)	3740
10.	Net Capital				$	93,319	3750

Non allowable detail

Furniture & fixtures (net of accumulated depreciation)	$	220,209
Commissions and fees receivable		13,842
Other assets		92
Total Non Allowable		234,143

Net capital per unaudited Focus 11A report	$	93,320
Rounding		(1)
Net capital per audited report		93,319

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Futures Investment Company **as of December 31, 2004**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	332	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	30,000	3760
14.	Excess net capital (line 10 less 13)	$	63,319	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	92,821	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	4,987	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	4,987	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	5.34%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

See Independent Auditors' Report.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2004

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Futures Investment Company

We have examined the financial statements of Futures Investment Company (the "Company) for the year ended December 31, 2004, and issued our report thereon dated February 25, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 25, 2005